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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   December 28, 2006r

Commission File Number 000-50339

Capital Reserve Canada Ltd.

(Translation of registrant’s name into English)

4304-74 Avenue, Edmonton, Alberta Canada T6B 2K3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F    ☒              Form 40F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.
Yes ____ No  ☒

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Change in Officers and Directors:

Capital Reserve Canada Ltd. (the “Company”) reports James Baker has resigned from his position as President and Chief Executive Officer (“CEO”) and member of the Board of Directors of the Company effective December 28th , 2006. Ken Pearson is now President and CEO of the Company with such service beginning on the effective date of James Baker’s resinagtion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL RESERVE CANADA LIMITED By: /s/ Ken Pearson Name: Ken Pearson Title: President & CEO

Date: January 17, 2007